UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2017

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: October 10, 2017

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK FILES A TECHNICAL UPDATE TO ITS SHELF REGISTRATION TO
REFLECT THE RECENT PCB TRANSACTION - NO CURRENT INTENTION TO RAISE EQUITY

MIGDAL HAEMEK, Israel – October 10, 2017 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today announced that it has filed an update to its shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC), which was declared effective by the SEC in April 2017.

Following the recent significant change in Camtek’s business structure given the sale of the Company’s PCB assets, an amendment to the registration statement on Form F-3 is required by SEC rules to reflect those changes.

Given its current cash balance, the Company has no plans to offer securities under its shelf registration statement, and any future offering would be subject to market conditions and approval by the Company's Board of Directors.

ABOUT CAMTEK LTD.

Camtek provides inspection, metrology and software solutions dedicated for enhancing production processes and yield in the semiconductor market.

Camtek addresses the specific needs of the semiconductor industry most demanding segments, ranging from the most advanced R&D labs to high volume production, with dedicated solutions based on state-of-the-art technologies supporting the industry-specific requirements. Camtek's innovations have made it a technological leader. Camtek systems are installed in 34 countries around the world, winning significant market share in all its served markets. Camtek's customer base includes all semiconductor leading manufacturers and OSATs.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under its securities laws.  Any offering of the securities covered under the shelf registration statements will be made solely by means of the prospectus included in the relevant registration statement and any applicable prospectus supplement issued with respect to any offering.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.